EXHIBIT 8.1
Subsidiaries

ENTITY	JURISDICTION OF INCORPORATION OR ORGANIZATION
Stratasys Solutions Ltd.	United Kingdom
Stratasys AP Limited	Hong Kong
Stratasys Direct, Inc.	California
Stratasys GMBH	Germany
REA Real Estate GmbH	Germany
Stratasys, Inc	Delaware
Stratasys Japan Co. Ltd.	Japan
Stratasys Korea Ltd.	Korea
Stratasys Latin America Representacao De Equipamentos Ltd.	Brazil
Stratasys Mexico S.A. de C.V.	Mexico
Stratasys Shanghai Ltd.	China
Stratasys Powder Production Aps.	Denmark
RP Support Ltd.	United Kingdom
Stratasys Distribution UK Ltd.	United Kingdom
Stratasys Power Production Ltd.	United Kingdom
Stratasys Netherlands BV	Netherlands
iSquared AG	Switzerland
Stratasys India Private Limited	India
Stratasys Singapore Pte. Ltd.	Singapore